Exhibit 11

Computation of Earnings per Share

(IN THOUSANDS EXCEPT PER SHARE DATA)
	First Quarter
	2010	2009
Net Earnings (1)	$13,199	$10,854

Weighted average common shares outstanding (2)	6,858	6,849

Common share equivalents relating to stock options when dilutive	-	-

Adjusted common and common equivalent
shares for computation (3)	6,858	6,849

Net earnings per share:
Basic (1 divided by 2)	$1.92	$1.58
Diluted (1 divided by 3)	$1.92	$1.58